May 4, 2018


Via E-Mail

Laurie L. Green
Greenberg Traurig, P.A.
401 East Olas Boulevard, Suite 2000
Fort Lauderdale, FL 33301

       Re:    DS Healthcare Group, Inc.
              Schedule TO-T filed on April 30, 2018
              Schedule TO-C filed April 24, 2018
              Filed by Medilogistics Corp. et al.
              File No. 5-86927

Dear Ms. Green:

       The Office of Mergers and Acquisitions has reviewed the filings listed above. Our comments follow. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit (a)(1)(i) to the Schedule TO-T.

       Please respond to this letter by revising your Schedule TO-T, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

   1. Bidder Mr. Tamez Gutierrez is the current President of DS Healthcare's Mexican subsidiary, DS Mexico. During the last several years (since November
2016), he also
      served as the Chief Operating Officer of DS Healthcare. In addition, Mr. Tamez
      Gutierrez owns 11.82% of DS Healthcare's Shares. Given this equity stake in the company and his position as an insider of DS Healthcare with corresponding informational access not shared by other shareholders, and the fact that this is a cash offer for all Shares, it appears this Offer is subject to Rule 13e-3. Please file a Schedule 13E-3 and provide the required information with respect to this Offer or explain why you do not
 Laurie L. Green, Esq.
Greenberg Traurig, P.A.
May 4, 2018
Page 2


       agree in your response letter.

   2. When you file a Schedule 13E-3 and disseminate the additional disclosure required by that Schedule for affiliated transactions pursuant to our last comment above, please be sure to prominently disclose the interests of the filing persons in this Offer not generally shared by other DS Healthcare shareholders. For example, the fact that Mr. Tamez
      Gutierrez is in a dispute with the Company regarding amounts he alleges it owes him under the terms of his Performance and Employment Agreements, and will require DS
      Healthcare to pay him all consideration (cash and Shares) he alleges are owed if this
      Offer is successful, should be more prominently emphasized at the forepart of a revised filing. That revised filing should include a separate section specifically describing all of the benefits of this Offer that he will enjoy that will not generally be shares by other current shareholders.

   3. Mr. Gomez Mont is listed individually as a bidder on the cover of the Schedule TO but it does not appear that he has signed the Schedule. Similarly, it does not appear that a signature has been provided for named bidder Medilogistics LLC. Please revise.

   4. See our last comment above. Mr. Tamez Gutierrez has signed the Schedule on behalf of
      Medilogistics Corp. as its director. However, since he is listed as an individual bidder on the cover page, he must additionally sign the Schedule TO in his individual capacity.

Summary Term Sheet   Will there be a subsequent offering period?, page 3

   5. You disclose that if at the Acceptance Time when Purchaser accepts validly tendered
      Shares for payment, you "do not beneficially own 80% of the Shares outstanding, we may elect to provide a subsequent offering period of not fewer than three business days nor more than 20 business days." Clarify that Rule 14d-12 permits a bidder to include a subsequent offering period only if an offer is wholly unconditional. Therefore, if the
      80% minimum tender condition is not satisfied at the Acceptance Time, the initial acceptance period must be extended (with withdrawal rights) and additional disclosure must be made regarding this change to the terms of the Offer. Please revise.

Source and Amount of Funds, page 18

   6. Disclose the source of the $1,891.377 Mr. Gomez Mont will provide pursuant to the
      Contribution Agreement to pay for Shares tendered in the Offer. See Item 1007(a) of
      Regulation M-A.

   7. Provide the itemized list of expenses incurred as a result of the Offer required by Item
      1007(c) of Regulation M-A.
 Laurie L. Green, Esq.
Greenberg Traurig, P.A.
May 4, 2018
Page 3


Background of the Offer, page 18

   8. At the top of page 19, clarify whether the successful completion of this Offer would constitute a "Change in Control" of DS Healthcare, entitling Mr. Tamaz Gutierrez to a one-time payment of $500,000 under the terms of his Performance Agreement with the
      Company. It appears from the definition on that page that it would, but please clarify.

   9. Disclose from whom Mr. Tamaz Gutierrez purchased 1,900,000 Shares of DS Healthcare in November 2017.

Miscellaneous, page 26

   10. While you are not required to distribute the Offer materials into any foreign jurisdiction, tenders must be accepted from all shareholders wherever located. See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008). Please revise your disclosure here accordingly.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        If you have any questions regarding these comments or your filing in general, please feel free to contact me at (202) 551-3263.


                                                     Sincerely,


                                                     /s/ Christina Chalk


                                                     Christina Chalk
                                                     Senior Special Counsel
                                                     Office of Mergers and
Acquisitions